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                                                                    EXHIBIT 99.2

           ALTAREX ANNOUNCES FINANCIAL RESULTS FOR SECOND QUARTER 2002

WALTHAM, Mass., Aug. 29 /CNW/-- AltaRex Corp. (TSE: AXO, OTC: ALXFF.PK), announced its financial results for the second quarter ended June 30, 2002. All amounts reported are in Canadian dollars unless otherwise stated.

The Company recorded a net loss of $0.5 million, or ($0.01) per share, for the three months ended June 30, 2002 compared to a net loss of $7.5 million, or ($0.28) per share, for the same period in 2001. For the six month period ended June 30, 2002, the Company recorded a net loss of $6.2 million, or ($0.17) per share, compared to a net loss of $13.8 million, or ($0.54) per share, for the same period in 2001. The decreased net loss for each of the 2002 periods primarily reflected the assumption by United Therapeutics Corporation of all expenses associated with the ongoing development of OvaRex(R) MAb, including certain former personnel of the Company, pursuant to the License Agreement signed by the Company and United Therapeutics on April 17, 2002. The losses for the three and six month periods ended June 30, 2002 were offset by the reimbursement of $2.37 million by United Therapeutics of costs incurred prior to April 17, 2002 associated with OvaRex(R) manufacturing and other development expenses.

At June 30, 2002, the Company's cash, cash equivalents and short-term investments totaled $2.7 million as compared to $16.2 million at June 30, 2001 and $9.1 million at December 31, 2001. Subsequent to the close of the second quarter, in August 2002, United Therapeutics exercised a warrant issued pursuant to a License Agreement with the Company and purchased 3.25 million common shares of the Company for an aggregate purchase price of approximately $2.6 million (US$1.625 million). United Therapeutics also purchased a second convertible debenture in the principal amount of $1.39 million (US$875,000) of which approximately $0.7 million (US$441,960) of the principal amount thereof has since automatically converted into 883,380 common shares of the Company.

AltaRex Corp. is focused on the research, development and commercialization of antigen-targeted antibody-based therapies for life threatening diseases utilizing monoclonal antibodies as immunotherapeutic agents.

For additional information about AltaRex, visit the Company website at www.altarex.com.

This news release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward- looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "expects" and similar expressions are intended to identify forward-looking statements. Such risks and uncertainties include, but are not limited to our need for capital and the risk that the Company can not raise funds on a timely basis on satisfactory terms or at all, the need to obtain and maintain corporate alliances, such as the alliance with United Therapeutics, and the risk that the Company cannot establish corporate alliances on a timely basis, on satisfactory terms, or at all, changing market conditions, uncertainties regarding the timely and successful completion of clinical trials and patient enrollment rates, uncertainty of pre-clinical, retrospective, early and interim clinical trial results, which may not be indicative of results that will be obtained in ongoing or future clinical trials, whether the Company and/or its


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collaborators will file for regulatory approval on a timely basis, uncertainties as to when, if at all, the FDA will accept or approve regulatory filings for the Company's products, the need to establish and scale-up manufacturing processes, uncertainty as to the timely development and market acceptance of the Company's products, uncertainty as to whether patents will issue from pending patent applications and, if issued, as to whether such patents will be sufficiently broad to protect the Company's technology, and other risks detailed from time-to-time in the Company's filings with the United States Securities and Exchange Commission and Canadian securities authorities. The Company does not assume any obligation to update any forward-looking statement.

THE TORONTO STOCK EXCHANGE HAS NOT APPROVED OR DISAPPROVED OF THE INFORMATION CONTAINED HEREIN

                 Condensed Consolidated Statement of Operations
                        (In Canadian dollars, Unaudited)

                                    Three months ended                      Six months ended
                                June 30,           June 30,            June 30,           June 30,
                                  2002               2001                2002              2001

       Revenues               $     2,510        $   141,238        $    27,545       $    326,607

       Expenses
       Research &
         development           (1,150,444)         5,672,897          2,875,312         10,742,349
       General &
         administration         1,682,412          1,938,259          3,320,088          3,391,906
                                  531,968          7,611,156          6,195,400         14,134,255
       Net loss for
         the period           $  (529,458)       $(7,469,918)       $(6,167,855)      $(13,807,648)

       Net loss per
         common share         $     (0.01)       $     (0.28)       $     (0.17)      $      (0.54)

       Weighted average
         number of
         common shares
         outstanding           40,823,056         26,434,411         36,751,956         25,364,234



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                      Condensed Consolidated Balance Sheet
                        (In Canadian dollars, Unaudited)

                                                       As of           As of
                                                      June 30,        Dec. 31,
                                                        2002           2001
    ASSETS
      Cash and cash equivalents                     $ 2,672,363    $ 8,211,313
      Short-term investments                                 --        856,051
      Other current assets                            1,315,699        853,152
      Capital assets, net                               468,309        634,870
      Other assets                                      235,671        235,671

    Total assets                                    $ 4,692,102    $10,791,057


    LIABILITIES AND SHAREHOLDERS' EQUITY
      Current liabilities                           $ 3,460,951    $ 7,383,751
      Total shareholder's equity                      1,231,151      3,407,306
    Total liabilities and shareholders' equity      $ 4,692,102    $10,791,057


    Contact:
      Kathy Theriault
      Corporate Controller
      (781) 672-0138
      investor@altarex.com



FOR FURTHER INFORMATION
Kathy Theriault, Corporate Controller of AltaRex Corp., +1-781-672-0138, investor@altarex.com